August 25, 2025

Don Quinby
Chief Financial Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, Texas 77380

       Re: Freight Technologies, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed April 14, 2025
           File No. 001-38172
Dear Don Quinby:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation